May 22, 2008

Sean Donahue

Division of Corporate Finance

United States

Securities and Exchange Commission

100 F St. N.E.

Washington, DC 20549

RE:

Horizon Industries, Ltd.

Annual Report on Form 20-F for the Year Ended February 28, 2007

as amended on April 7, 2008

File No. 0-52302

Dear Mr. Donahue;

The following are our responses to your comment letter of April 21, 2008.

Selected Financial Data Presented According to CanadianGAAP, page 6

1.

We note your response to comment two of our letter dated February 20, 2008.  Please clarify the nature of the exploration work that is accrued in advance and specify how the amounts accrued in accounts payable meet the definition of a liability.

We occasionally conduct exploration work by forwarding money to a third party operator after receiving an authority for expenditure (AFE). This is a budget which estimates the costs of drilling and completing a well. The Company receives the AFE after it agrees to participate in the drilling of a well. As the third party operator initiates the drilling of the well, the Company advances money to the operator to cover expenses incurred during the drilling process thereby crediting cash and debiting PP&E.  Often, drilling work is performed in advance of payment since it can take one to three months before the operator is billed for the costs of the drilling work resulting in a credit to accounts payable and a debit to PP&E.  It is also common during drilling operations for the operator to overspend total budgeted AFE amount which also results in an accounts payable.

Operating Results, page 17

2.

We note your response to comment three of our letter dated February 20, 2008 which indicates that you have probably reserves, as defined by the British Columbia Securities Commission.  However, we note the disclosure on page F-6 which indicates that you are in the process of exploring your petroleum and natural gas properties and have yet to determine whether your properties contain reserves that are economically recoverable.  As such, we re-issue prior comment three of our letter dated February 20, 2008.  Based on these observations, please contact us at your earliest convenience.

The disclosure on page F-6 is located in our note discussion and was carried over from the previous year when the Company was in its initial exploration stage.  It was included in error and has been removed.

Exhibit 15.1

3.

We note that your amended 20-F filed on April 7, 2008 includes a consent dated February 12, 2008.  Please file an updated consent from your independent registered public accountant.

Current Consent is included.

Very truly yours,

/s/ Christopher J. Wensley

Christopher J. Wensley, CEO

Horizon Industries, Ltd.

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